QUARTER ENDED JUNE 30, 2016 Second Quarter and Subsequent Events Overview As of August 10, 2016 SUMMARY Management is focused on the orderly disposition of its remaining assets and the liquidation of the Company. The Chase Park Plaza in St. Louis, Missouri I Asset Dispositions The Lodge & Spa at Cordillera in Edwards, Colorado, is under contract for sale. The agreement is subject to numerous closing conditions, including the buyer obtaining necessary zoning changes. Although the Company anticipates closing the sale before year end, there are no assurances that it will be completed by year end or at all. The Company is also in discussions with potential buyers of several parcels of land in the Frisco Square mixed-use development in Frisco, Texas. The Company has engaged a broker to market for sale the Northpoint Central office building located in the Greenspoint submarket of Houston. The property had been under contract for sale earlier this year, but the buyer terminated the contract when it was unable to obtain sufficient financing. The Greenspoint submarket continues to be affected by the current energy market conditions. There are few buyers of commercial buildings in this submarket and the pricing of commercial assets is depressed. Earlier this year, the Company sold the Las Colinas Commons office property in suburban Dallas, 5.2 acres of land in the Frisco Square mixed-use development, and the remaining condominium unit at the Chase Park Plaza – The Private Residences in St. Louis. Also, title to the Northborough Tower office building in Houston was transferred to the lender in a deed-in-lieu of foreclosure transaction. The prospective buyer of the Royal Island resort project is still working to obtain necessary Bahamian government approvals related to its potential purchase. The Company is hopeful it can execute a new purchase and sale agreement with this prospective buyer once the approvals are obtained. There are no assurances that the necessary government consents will be obtained or that the Company will be able to negotiate a new agreement with this prospective buyer. Frisco Square in Frisco, Texas

Property Operations The Chase Park Plaza Hotel and Frisco Square are the Company’s most significant remaining investments. For the first six months of 2016, Chase Park’s occupancy rate, average daily rate, and revenue per available room (RevPAR) exceeded those of its competitive set as well as its own prior-year levels. Food and Beverage revenues declined compared with the prior year due to a reduction in group banquet business as a result of budget cuts by some core business users. Over the second half of 2016, management is focusing on increasing room rates, expanding midweek transient and weekend group business, and growing food and beverage business as management evaluates exit strategies for the hotel. Overall occupancy at Frisco Square remained strong in the second quarter. In addition, the new Ablon at Frisco Square apartments (completed in the first quarter of 2016) were already 70% leased and 57% occupied at the end of the second quarter. During the remainder of 2016, management is concentrating on increasing office and retail occupancy, further enhancing the quality of the retail rent roll, and increasing multifamily rents without sacrificing occupancy. QUARTER ENDED JUNE 30, 2016 I 1A tenant occupying 11% of the building moved out on June 30, 2016. 2 Combined occupancy for retail, office and restaurant. Occupancy for Frisco Square multifamily (excluding Ablon at Frisco Square) was 99% as of June 30, 2016. 3 Year-to-date average occupancy. 4 Combined occupancy for all 18 properties. 2 PORTFOLIO SUMMARY As of June 30, 2016 The Chase Park Plaza in St. Louis, Missouri Six portfolio investments consisting of: Central Europe portfolio – 18 retail and light industrial properties 1 office property 2 hospitality properties1 1 mixed-use property 1 undeveloped resort project 1 One property is under contract for sale. Operating Properties – Percent Leased As of June 30, 2016 Property Percent Leased Northpoint Central1 93% Frisco Square2 86% Chase Park Plaza3 68% The Lodge & Spa at Cordillera3 64% Central Europe Portfolio4 95% Update on Liquidation and Final Distribution The Company entered the disposition phase of its life cycle in 2011. A special committee of the Board of Directors, composed of all independent directors, was formed in 2014 to evaluate the Company’s general financial strategy, planning, and potential strategic opportunities available to the Company. In 2016, the Special Committee engaged Robert W. Baird & Co., Inc., an independent investment banking firm, to serve as the Committee’s financial advisor in connection with the evaluation of strategic alternatives and the possible execution of a liquidity event for stockholders. In addition, Capright Property Advisors, LLC, an independent appraisal firm, was engaged to value the Company’s assets and express an opinion of the estimated range of values per share that might be received by the stockholders upon a liquidation of the Company. On August 26, 2016, after consultation with the Company’s external advisor, Baird, and Capright, our Board and the Special Committee each concluded that a liquidation at this time would be more likely to provide stockholders with a greater return on their investment within a reasonable period of time than they would receive if a different alternative reasonably available was implemented and approved a Plan of Liquidation of the Company. The Board and the Special Committee also decided to seek stockholder approval to pursue the Plan of Liquidation. On September 13, 2016, the Company filed preliminary proxy materials with the SEC in connection with seeking stockholder approval of the Plan of Liquidation. The Annual Meeting of Stockholders is scheduled for December 12, 2016.

QUARTER ENDED JUNE 30, 2016

BEHRINGERHARVARD
OPPORTUNITY REIT I, INC.

I

Financial Highlights

(in thousands, except per share data)	3 mos. ended June 30, 2016	3 mos. ended June 30, 2015	6 mos. ended June 30, 2016	6 mos. ended June 30, 2015
FFO	$ 1,164	$ 1,249	$ (1,422)	$ 512
FFO per share	$ 0.02	$ 0.02	$(0.03)	$ 0.01
Distributions declared	$ –	$ –	$ –	$ –
Distributions per share	$ –	$ –	$ –	$ –
(in thousands)	As of June 30, 2016	As of Dec. 31, 2015		
Total assets	$ 271,005	$ 306,646		
Total liabilities	$ 168,581	$ 199,901		

Reconciliation of FFO to Net Loss

(in thousands, except per share data)	3 mos. ended June 30, 2016	3 mos. ended June 30, 2015	6 mos. ended June 30, 2016	6 mos. ended June 30, 2015
Net loss attributable to the Company	$ (85)	$ (2,842)	$ (4,325)	$ (7,137)
Adjustments for:				
Impairment charge[1]	–	616	–	616
Real estate depreciation and amortization[2]	2,997	3,475	5,928	7,069
Gain on sale of real estate	(1,748)	–	(3,025)	(36)
FFO[3]	$ 1,164	$ 1,249	$ (1,422)	$ 512
GAAP weighted average shares, basic and diluted	56,500	56,500	56,500	56,500
FFO per share	$ 0.02	$ 0.02	$ (0.03)	$ 0.01
Net loss per share	$ –	$ (0.05)	$ (0.08)	$ (0.13)

[1] Includes impairment of our investments which resulted from a measurable decrease in the fair value of the depreciable real estate held by the joint venture or partnership. In the second quarter of 2015, we recorded a $0.6 million impairment for our one remaining condominium unit at Chase - The Private Residences.

[2] Includes our consolidated depreciation and amortization expense, as well as our pro rata share of those unconsolidated investments which we account for under the equity method of accounting and the noncontrolling interest adjustment for the third-party partner's share.

[3] FFO (Funds From Operations) should not be considered as an alternative to net loss, or as indications of our liquidity, nor is it either indicative of funds available to fund our cash needs, including our ability to fund distributions. FFO should be reviewed in connection with other GAAP measurements.

A reconciliation of FFO and FFO-per-share to net loss can be found in our second quarter Form 10-Q on file with the SEC.





The Chase Park Plaza in St. Louis, Missouri

QUARTER ENDED JUNE 30, 2016 I 15601 Dallas Parkway, Suite 600Addison, TX 75001 214.655.1600 behringerinvestments.com Published 9/16 © 2016 Behringer 3808-1 OP1 Q2 Report 2016 ADDITIONAL INFORMATION This 2016 Second Quarter Report Summary is being filed in respect of the proposed Plan of Liquidation. The proposed Plan of Liquidation will be submitted to the stockholders of the Company for their consideration. In connection with the proposed Plan of Liquidation, the Company will file a definitive proxy statement with the SEC. This Report Summary does not constitute a solicitation of any vote or proxy from any stockholder of the Company. Investors are urged to read the definitive proxy statement carefully and in its entirety when it becomes available and any other relevant documents or materials filed or to be filed with the SEC or incorporated by reference in the proxy statement, because they will contain important information about the Plan of Liquidation. The final proxy statement will be mailed to the Company’s stockholders. In addition, the proxy statement and other documents will be available free of charge at the SEC’s internet website, www.sec.gov. When available, the proxy statement and other pertinent documents also may be obtained free of charge at www.behringerinvestments.com, or by directing a written request to Behringer Harvard Opportunity REIT I, Inc., Attn: Shareholder Services, 15601 Dallas Parkway, Suite 600, Addison, Texas 75001. The Company, its directors and executive officers, Behringer Harvard Opportunity Advisors I, LLC (the “Advisor”) and its affiliates, and employees of the Advisor may be deemed to be participants in the solicitation of proxies with respect to the Plan of Liquidation. Information regarding the Company’s directors and executive officers and the Advisor is detailed in the proxy statements and annual reports on Form 10-K and quarterly reports on Form 10-Q previously filed with the SEC, each of which can be obtained free of charge from the sources indicated above. Additional information regarding the direct and indirect interests of the Company’s directors and executive officers and the Advisor in the Plan of Liquidation may be obtained by reading the proxy statement and other relevant documents or materials relating to the proposed transaction when they become available. FORWARD-LOOKING STATEMENTS This document contains forward-looking statements, including discussion and analysis of the financial condition of the Company and its subsidiaries and other matters. These forward-looking statements are not historical facts but are the intents, beliefs or current expectations of our management based on their knowledge and understanding of our business and industry. Words such as “may,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “could,” “should” and variations of these words and similar expressions are intended to identify forward-looking statements. We intend that such forward-looking statements be subject to the safe harbor provisions created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. We caution you not to place undue reliance on forward-looking statements, which reflect our management’s view only as of the date of this document. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. IMPORTANT RISK FACTORS TO CONSIDER Factors that could cause actual results to differ materially from any forward-looking statements made in the document include, but are not limited to: market and economic challenges experienced by the U.S. and global economies or real estate industry as a whole and the local economic conditions in the markets in which our properties are located; the availability of cash flow from operating activities for capital expenditures; our ability to retain our executive officers and other key personnel of our Advisor, our property manager and their affiliates; conflicts of interest arising out of our relationships with our Advisor and its affiliates; our level of debt and the terms and limitations imposed on us by our debt agreements; the availability of credit generally, and any failure to refinance or extend our debt as it comes due or a failure to satisfy the conditions and requirements of that debt; the need to invest additional equity in connection with debt financings as a result of reduced asset values and requirements to reduce overall leverage; future increases in interest rates; our ability to raise capital in the future by issuing additional equity or debt securities, selling our assets or otherwise; impairment charges; unfavorable changes in laws or regulations impacting our business or our assets; and factors that could affect our ability to qualify as a real estate investment trust. The forward-looking statements should be read in light of these and other risk factors identified in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2015 and Quarterly Report on Form 10-Q for the period ended June 30, 2016, as filed with the Securities and Exchange Commission.